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FREDERICK W. DREHER
DIRECT DIAL: 215.979.1234
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E-MAIL: fwdreher@duanemorris.com
October 2, 2007
VIA EDGAR
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549
Attention: Jim B. Rosenberg
Senior Assistant Chief Accountant

Re:	Donegal Group Inc. Form 10-K for Fiscal Year Ended December 31, 2006 File No. 0-15341

Ladies and Gentlemen:
     On behalf of Donegal Group Inc. (“DGI”), we are responding to the additional comment provided in response to DGI’s letter dated September 5, 2007, as set forth in your September 18, 2007 telephone conversation with John Kauffman of our office. We have included the text of your comment in italics followed by DGI’s response to the comment.
Refer to your response to our prior Comment No. 1. We believe that your change in estimate is material to net income. The current disclosure is vague as to the specific reasons why the loss development trends experienced improvement during the years referenced. Please elaborate on that fact and provide quantitative factors supporting this determination and include proposed revisions to your disclosure clarifying the reasons. In your response, confirm that the revised disclosure will be included in your next periodic report.
     DGI attributes the improvement in the loss development trends of its insurance subsidiaries during the years referenced to favorable settlements of previously reported claims, which were largely achieved through a shortening of claim life cycles and more timely settlement of claims. These improvements were made possible by advances in

Duane Morris llp

30 South 17th Street PHILADELPHIA, PA 19103-4196	PHONE: 215.979.1000 FAX: 215.979.1020

Securities and Exchange Commission

October 2, 2007
automation and the addition of personnel to the claim servicing functions of DGI’s insurance subsidiaries.
     Revised paragraphs incorporating additional disclosures regarding the change in estimates and loss development trends are as follows:
     “Our insurance subsidiaries recognized a decrease in their liability for losses and loss expenses of prior years of $13.6 million, $9.4 million and $7.2 million in 2006, 2005 and 2004, respectively. Generally, our insurance subsidiaries experienced improving loss development trends in 2006, 2005 and 2004, which were attributable to favorable settlements of previously-reported claims. Our insurance subsidiaries have implemented advances in automation and added personnel in the past three years to enhance their claims servicing ability. These enhancements have resulted in shorter claim life cycles and more timely settlement of claims, thereby contributing to the improving loss development trends experienced in these periods. Our insurance subsidiaries have not made any significant changes in their reserving philosophy, key reserving assumptions or claims management, and there have been no significant offsetting changes in estimates that increased or decreased their loss and loss expense reserves in these periods.
     The 2006 development represented 7.9% of the December 31, 2005 carried reserves and was driven primarily by favorable settlements of previously-reported claims that contributed to lower-than-expected severity in accident years 2002 through 2005. Our insurance subsidiaries recognized favorable development primarily in the private passenger automobile liability, workers’ compensation and commercial multi-peril lines of business, with the latest three prior accident years contributing approximately 64% and the latest five prior accident years contributing over 95% of the total favorable development. The majority of the 2006 development was related to decreases in the liability for losses and loss expenses of prior years for Atlantic States.”
     As a matter of achieving higher-quality disclosure to investors, DGI intends to include disclosure similar to the above paragraphs in its future annual filings commencing with its Form 10-K Report for the year ending December 31, 2007.

Securities and Exchange Commission

October 2, 2007
     DGI would be happy to discuss your comment with you further or meet with you in order to address any further questions or concerns.

Sincerely,
/s/ Frederick W. Dreher
Frederick W. Dreher

FWD:am

cc:	DGI KPMG LLP, Sean X. Stacy, Partner